Exhibit 99.1

1558 West Hastings Street Vancouver |V6G 3J4|Canada T: 604.639.4457 | F: 604.639.4451 www.versussystems.com

Versus Systems to Allow Prizing in India

Adding One of the World’s Largest Gaming, Entertainment and Media Markets Significantly Expands the Reach of Versus’ Prizing Technology

LOS ANGELES, CA – April 13, 2021 - Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) today announced that it has added new functionality to its patented Dynamic Regulatory Compliance prizing engine to support uses in India, which is one of the largest and fastest growing markets in the world for entertainment and gaming content and mobile phone use. Versus will be partnering with some of its existing content partners to launch in India within the next 60 days.

With a population of nearly 1.4 billion, India is the largest market in the world for film production, the third largest market for mobile phone use, and one of the fastest growing markets in the world for smart phone adoption. Combining one of the world’s largest markets with a massive user base and rapid mobile growth promises to be an excellent opportunity for the Versus prizing platform, as well as the new Versus XEO platform that allows users to win real-world prizes while watching media, sports, games, and live events on TV, PCs or mobile.

According to the advertising technology firm InMobi, 45% of India’s mobile users started playing games on their smartphones during the COVID pandemic and 84% of the committed gamers said that they game for at least an hour in a single sitting. India is among the top five mobile gaming markets in the world, accounting for about 13% of total game sessions globally.[1] The country’s gaming user base crossed 365 million in March 2020.[2] Its online gaming industry is expected to grow at a CAGR of 40% to $2.8 billion by 2022, up from $1.1 billion in 2019, as stated in a Deloitte India report published earlier this year.[3]

In addition to filmed entertainment and interactive gaming, India’s sports market is also large and growing. Cricket is the most popular televised sport in India[4]; in 2020, the Indian Premier League was watched by 405 million viewers for a total of 400 billion viewing minutes, a 23% increase over 2019, according to BARC India.[5]

By expanding into India, Versus will leverage its gaming and second-screen expertise to provide unique prizing solutions for brands and content partners looking to engage with this audience across multiple screens and live events.

[1] IndiaTimes, “About 45% Indians Started Mobile Gaming In 2020, Due to Pandemic Lockdown”

[1] KPMG Media and Entertainment Report, 2020

[1] Deloitte India, 2020

[1] Statista, “Share of televised sports viewership across India in 2019”

[1] BARC India, 2020

"India is one of the most attractive markets in the world for so many reasons,” said Matthew Pierce, Versus’ CEO. “Its enormous and relatively young population, highly developed sports and entertainment markets and rapid adoption of smartphones make it an ideal market for content creators and brands that want to add prizing and interactive engagement for their audiences."

About Versus Systems

Versus Systems Inc. has developed a proprietary in-game prizing and promotions engine that allows publishers, developers, and creators of games, apps, and other interactive media content to offer real world prizes inside their content. Players, viewers and users can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into mobile, console, and PC games, as well as streaming media and mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Sean McGowan, Cody Slach

Gateway Investor Relations

949-574-3860

VS@gatewayir.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.